UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-40884

ARBE ROBOTICS LTD.

(Translation of registrant’s name into English)

HaHashmonaim St. 107

Tel Aviv-Yafo, Israel

Tel: +972-73-7969804, ext. 200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS CURRENT REPORT ON FORM 6-K

Private Placement of Series A Convertible Bonds

Arbe Robotics Ltd. (the “Company”), announced today, that on December 23, 2025, the Company accepted commitments from Israeli accredited investors, to participate in a private placement (the “Private Placement”) of NIS 57,600,000 par value, of its Convertible Series A Bonds (the “Additional Series A Convertible Bonds”), at a price of NIS 0.872 per each NIS 1.0 par value of the Additional Series A Convertible Bonds, resulting in aggregate proceeds in the offering of NIS 50,227,200 (equal to approximately USD 15.7 million) to be held in escrow for the benefit of the Company. On December 29, 2025, the Private Placement was completed, and following its completion, the aggregate outstanding par value of the Company’s Series A Convertible Bonds is NIS 89,137,816 par value, and the total amount of proceeds held in escrow is approximately USD 24.3 million.

The Additional Series A Convertible Bonds have identical terms to the existing Series A Convertible Bonds of the Company as amended, and they are considered as one series together with the existing Series A Convertible Bonds. Release from escrow of these bonds is also under the same terms as the existing Series A Convertible Bonds. For more information see Note 9 of the audited financial statements of the Company for the period ending December 31, 2024, as filed on the Company Annual Report on Form 20-F, submitted to the U.S. Securities and Exchange Commission (“SEC”) on March 28, 2025 and see also the Current Report on Form 6-K filed with the SEC on December 22, 2025.

The approval of the Company’s board of directors to carry out the Private Placement was received on December 23, 2025. The issuance of the Additional Series A Convertible Bonds was subject to the receipt of an approval from the Tel Aviv Stock Exchange for the listing of the Additional Series A Convertible Bonds for trading on the Tel Aviv Stock Exchange, which was received on December 24, 2025. Resales of the Additional Series A Convertible Bonds will be restricted on the Tel Aviv Stock Exchange under applicable Israeli securities laws. The Company intends to file a prospectus with the SEC relating to registration for resale of the ordinary shares of the Company issuable upon conversion of the Additional Series A Convertible Bonds.

The Private Placement was made to Israeli accredited investors only and not to U.S. Persons, pursuant to an exemption provided by Regulation S, promulgated under the U.S. Securities Act of 1933, as amended, or the Securities Act. The Additional Series A Convertible Bonds will not be registered under the Securities Act and will not be offered or sold in the United States without registration or applicable exemption from the registration requirements according to the Securities Act.

Nothing in this report constitutes an offer to sell or the solicitation of an offer to buy the Company’s securities.

On December 30, 2025, the Company issued a press release regarding the Private Placement. The press release is furnished as Exhibit 99.1 to this Current Report on Form 6-K.

The information in this Current Report on Form 6-K, including in Exhibit 99.1 hereto, is incorporated by reference in any registration statement on Form F-3 or Form S-8 that incorporates by reference material filed by the Company with the SEC.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 6-K (the “report”) contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “may,” “should,” “strategy,” “future,” “will,” “project,” “potential” and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These risks and uncertainties include the information relating to the release from escrow of proceeds of the Series A Convertible Bonds or registration of the Company’s ordinary shares relating to such bonds with any governmental authority or the SEC, the Company’s future operation, the Company’s ability to meet expectations with respect to its financial guidance and outlook; the timing and completion of key product and project orders and milestones; expectations regarding our collaborations and business with third parties; the effect of tariffs and trade policies of the United States, China and other countries, whether announced or implemented; the effect on the Israeli economy generally and on the Company’s business resulting from the terrorism and the hostilities in Israel and with its neighboring countries including the effects of the continuing war with Hamas in Gaza and any intensification of hostilities with others, including Iran and Hezbollah, and the effect of the call-up of a significant portion of its working population, including the Company’s employees; the effect of any potential boycott both of Israeli products and business and of stocks in Israeli companies; the effect of any downgrading of the Israeli economy and the effect of changes in the exchange rate between the US dollar and the Israeli shekel; and the risk and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements,” “Item 3. Key Information – D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” and in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, which was filed with the SEC on March 28, 2025, as well as other documents filed by the Company with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Information contained on, or that can be accessed through, the Company’s website or any other website or any social media is expressly not incorporated by reference into and is not a part of this report.

Exhibit Index

Exhibit No.	Document Description
99.1	Press Release dated December 30, 2025*

*	The information in this press release is incorporated by reference in any registration statement on Form F-3 or Form S-8 that incorporates by reference material filed by the Company with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARBE ROBOTICS LTD.

Date: December 30, 2025	By:	/s/ Kobi Marenko
	Name:	Kobi Marenko
	Title:	CEO

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